					Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31
	2011	2010	2009	2008		2007

Earnings from continuing operations before income from equity investees and taxes (1) (2)	$95,945	$77,928	$94,632	$(26,965)		$86,731

Add back:
Fixed charges	127,128	139,410	139,854	148,738		141,965
Amortization of previously capitalized interest	4,401	4,411	4,443	4,460		4,308
Distributed income of Unconsolidated Joint Ventures (3)	46,064	45,412	11,488	35,356		40,498

Deduct:
Capitalized interest	(422)	(319)	(1,257)	(7,972)		(14,613)
Preferred distributions (4)	372	(2,460)	(2,460)	(2,460)		(2,460)

Earnings available for fixed charges and preferred dividends	$273,488	$264,382	$246,700	$151,157		$256,429

Fixed charges:
Interest expense	$122,277	$132,362	$131,558	$133,455		$120,042
Capitalized interest	422	319	1,257	7,972		14,613
Interest portion of rent expense	4,801	4,269	4,579	4,851		4,850
Preferred distributions (4)	(372)	2,460	2,460	2,460		2,460
Total fixed charges	$127,128	$139,410	$139,854	$148,738		$141,965

Preferred dividends	14,634	14,634	14,634	14,634		14,634

Total fixed charges and preferred dividends	$141,762	$154,044	$154,488	$163,372		$156,599

Ratio of earnings to fixed charges and preferred dividends (1)	1.9	1.7	1.6	0.9	(5)	1.6

(1)
In November and December 2011, the Company disposed of The Pier Shops at Caesars and Regency Square, respectively. These centers are reported separately as discontinued operations in the Consolidated Financial Statements. See "Note 2- Acquisitions and Dispositions" to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.

(2)	Earnings before income from equity investees for the year ended December 31, 2008 includes a $117.9 million impairment charge related to our Oyster Bay project.

(3)
Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2009 includes $30.4 million in litigation charges related to Westfarms. Distributed income of Unconsolidated Joint Ventures for the year ended December 31, 2008 includes an $8.3 million impairment charge related to our investment in University Town Center.

(4)	In October 2011, the Company redeemed the Operating Partnership's 8.2% Series F Preferred Equity for $27 million, which represented a $2.2 million discount from the book value.

(5)	Earnings available for fixed charges and preferred dividends were less than total fixed charges and preferred dividends by $12.2 million for 2008. See notes (2) and (3) above.